MANAGEMENT’S DISCUSSION & ANALYSIS– 2013 SECOND    QUARTER

This MD&A was prepared by management as at August 6, 2013, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the three and six months ended June 30, 2013, as well as the 2012 audited consolidated financial statements, the annual 2012 MD&A, and the 2012 Annual Information Form (AIF) dated March 20, 2013.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and six month periods ended June 30, 2013, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars.  Additional information relating to the Company is available at www.sedar.com.

Forward looking statements

This report contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future regarding the Company and its continuing operations in Eritrea, including but not limited to future gold and copper production, copper phase expansion and the transition to copper production, all of which are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; or (ix) the Company incurs unanticipated costs as a result of the transition from the oxide phase of the Bisha mining operations to the copper phase in 2013; (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

Business of the Company

The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa, through Nevsun’s 60%-owned Eritrean-registered subsidiary, Bisha Mining Share Company (BMSC).  The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

BMSC’s significant exploration and development projects include the commissioning of the Bisha Mine copper flotation circuit, exploration of the Northwest Zone, which is a potential satellite deposit to Bisha, and exploration within its existing mining licenses and of the Mogoraib exploration license area, acquired in Q4 2012, including the historical Hambok mineral resource.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

Second quarter highlights
  Produced 34,900 ounces of gold
  Revenues of $54.8 million on 36,200 ounces of gold
  Cash cost of $692 per ounce of gold sold(1)
  Net income attributable to Nevsun shareholders was $5.3 million, $0.03 per share
  Copper flotation plant construction completed on time and under budget
  Commenced copper plant commissioning with pyrite sand
  Maintained strong balance sheet with approximately $384 million in working capital
  Announced 40% increase of dividend to $0.07 per share
  Safety milestone reached – 12 million man hours without a lost time injury

(1)    Cash cost per ounce sold includes royalties and is a non-GAAP measure; see page 11 for more information.

Corporate Social Responsibility Report

During April 2013 the Company published its 2012 Corporate Social Responsibility Report which can be accessed on the Nevsun website at http://www.nevsun.com/responsibility/reporting/.

Outlook

2013 Objectives

  Maintain top quartile safety performance at Bisha operations
  Execute on social and environmental commitments
  Transition to copper production immediately following gold phase completion
  Produce 110 thousand ounces gold and 30 - 50 million pounds copper
  Obtain expanded exploration rights and commence generative exploration
  Progress drilling in preparation for future Northwest and Hambok mineral resource statements
  Continue paying peer leading dividends

Operations

BMSC began commissioning the copper flotation plant in late Q2 2013 with pyrite sand, a transition ore found between the oxide and supergene phases.  The mineralogy of this transition ore is different from the previously disclosed pockets of high grade ore found in the acid domain.  While it is primarily precious metals bearing, pyrite sand cannot be processed directly in the carbon-in-leach (CIL) plant as it is pyritic.

Management had estimated processing pyrite sand ore through the new flotation circuit followed by the CIL plant for eight to ten weeks finishing around the end of August.  This was to produce a precious metals concentrate.  Following this period, mill feed would switch to the supergene ore processed through the flotation circuit to produce a copper concentrate.   Recent results have shown higher copper content in the pyrite sands ore than anticipated making precious metals recovery of the flotation tails through the CIL plant difficult. In addition, acid ore contamination within this pyrite sands ore has reduced planned recovery of gold and silver by flotation into the precious metals concentrate.  Finally the high density pyrite sand ore has led to mechanical siltation problems in the CIL plant.  Therefore, current investigations and analyses will consider the options to suspend processing any further pyrite sand ore, seeking alternatives to better realise the value from this material, while switching to processing supergene ore generating a copper concentrate.

Due in part to this unpredictable nature of the pyrite sand material, the Company has already started commissioning the full copper flotation circuit and has produced modest amounts of copper concentrate for stockpile. Copper ore commissioning is expected to start in Q3, with ramp up to full commercial production concluding in late 2013 or Q1 2014.

Geotechnical considerations and the need to carefully prepare the final northeast highwall for supergene and primary ore extraction has shifted the completion of the northeast layback. Future oxide ore will be accessible in early 2014 from this area whereupon ore will be stockpiled. Therefore, BMSC will now de-commission the CIL plant during H2 2013 and retain the plant so that it can be re-commissioned should BMSC’s regional exploration efforts yield more oxide deposits. At that time BMSC may consider the alternatives of either batch processing oxide ore or adding an additional crusher circuit if there are sufficient quantities of oxide material.

Exploration

In February 2013, the Company announced that it had completed a review of the exploration potential for its mining and exploration licenses.  This review highlighted a large number of high quality untested targets on the Bisha Mine License area and on the Mogoraib Exploration License that the Company acquired in late 2012.  The Company has formulated a strategy to assess this potential and has commenced testing some of these targets.  For 2013, the Company has now committed over $12 million for exploration to fund nearly 30,000 meters of drilling, data evaluation and mineral resource estimation.

Bisha Mine Area Exploration:

In Q1 2013, BMSC completed a review of the historical drilling and geophysical and geochemical databases for the Bisha Mine License.  This review highlighted a substantial number of targets in the immediate Bisha Mine area that had not been tested or were only partially tested prior to the commencement of mine development.  A number of these targets are immediately along strike of Bisha or within 500 metres of the mine.  In addition, the Bisha deposit is still open at depth and targets have been defined adjacent to and under the northern half of the deposit that have the potential to further provide near and long-term new resources for the Bisha operations.

In Q2 2013, BMSC initiated renewed exploration drilling in the Bisha Mine area.  One program was designed to carry out a first pass on high priority targets immediately south of the mine and in the hanging wall west of the mine.  Core logging, assaying and analysis of this work is still in-progress, but preliminary findings are encouraging and indicate that more drilling is warranted.  A second program designed to provide new drill information under the known resource at the northern end of the Bisha deposit was also started.  This program is currently in progress.

Northwest Zone:

The Northwest Zone, located 1.2 kilometers northwest of the Bisha plant facilities, was discovered in 2003. Follow-up exploration work from 2004 to 2006 defined a 600 meter long mineralized zone.  Further work was deferred from 2007 to 2010 while the Bisha Main deposit was being prepared for mining.  A program of in-fill drilling designed to define an initial maiden resource began in 2011 and drilling was completed in Q2 2013. Approximately 100 drill hole results were published by the Company in May 2013 and further drilling results are expected after assays are completed. This work will form the basis of a new NI43-101 compliant mineral resource estimate that will be completed and reported in concert with updated mineral resources for Bisha and Hambok with an expected effective date of December 31, 2013. The mineralized area remains open to the north, south and at depth, and a partially defined zone of new mineralization has been discovered to the east.  Currently, there is a program underway to further explore the Northwest Zone at increased depth with a tier of four additional holes.

Hambok Historical Resource Estimate and Further Drilling:

Hambok is a copper-zinc massive sulphide zone that is situated within the newly acquired Mogoraib License 16 kilometers southwest of the Bisha mill.  Hambok has an historical NI43-101 mineral resource estimate completed by the previous owner in 2009 based on 57 historical diamond holes totalling 13,245 meters. Between 2010 and 2012, an additional 33 holes totaling 10,923 meters of in-fill diamond drilling and 42 holes totaling 2,675 meters of reverse circulation drilling targeting near surface gold potential were completed to further define the zone by the previous owner.

In Q2 2013, BMSC completed eight holes designed to help fill gaps in the resource drilling, which will be incorporated in an updated mineral resource estimate with an expected effective date of December 31, 2013. BMSC’s objective is to determine if there are sufficient economic resources to truck to the Bisha mill for processing.

BMSC also believes there is evidence that there is significant resource expansion potential in the immediate Hambok area.  Hambok mineralization has not been closed off along strike to the north or south and compilation of a significant amount of historical geophysical and geochemical data has highlighted targets to the immediate west of the deposit and to the north in the Ankerite area.  In Q2 2013, BMSC began a drill program budgeted for 2,000 meters of drilling to be completed at Hambok to evaluate these high potential targets.

Mogoraib Regional Exploration:

Preliminary analysis of historical data across the Mogoraib License has highlighted a number of primary targets of interest for additional exploration.  Two of the areas have not been drilled previously and one area has seen only limited drilling with positive results.  Although BMSC does not plan to drill test the areas in 2013, ground evaluation will begin in 2013 with a plan to pursue target testing in 2014.

New Exploration License Areas:

During Q2 2013, BMSC submitted two applications for additional Exploration Licenses over open ground immediately adjacent to the Bisha Mining Licenses and Mogoraib Exploration License.  Approval of these applications is pending.

Other Expansion Plans

The Company has started metallurgical test work that will be used for the detail design of the future zinc flotation circuit at the Bisha mine.  The Company currently expects to commence zinc production in mid-2015.

The Company continues to review opportunities to acquire other gold and copper assets.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining twelve year mine life.  The Company also expectsto extend the mine life through the exploration efforts described above. Nevsun is a 60% shareholder in BMSC, which owns and operates the Bisha Mine.  The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein.  The top layer of the Bisha deposit was a gold oxide material lying at surface that allowed an early payback of gold phase capital and has allowed for complete funding of the copper phase expansion.  The copper flotation plant construction is complete and commissioning work is ongoing, with planned copper concentrate production ramping up to commercial production in late 2013 or early 2014. The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

The Bisha Mine production profile from January 1, 2013, onwards is provided below.  The supergene and primary production statistics provided below are based on the technical report titled “Bisha Polymetallic Operation, Eritrea, Africa NI 43-101 Technical Report” prepared by independent engineers (effective date of reserves and resources May 31, 2012) (the Oxide Estimate) and dated August 31, 2012 (the 2012 Technical Report) and are subject to the assumptions, qualifications and procedures set out in the 2012 Technical Report.  For a complete description of such assumptions, qualifications and procedures, reference should be made to the full text of the 2012 Technical Report which is available for review on SEDAR under the profile for the Company located at www.sedar.com.

Per the 2012 Technical Report, the average in situ copper grade for the Supergene Phase is 4.1%.

(1)	The gold oxide forecast includes Harena oxides and exceeds what was predicted from the mineral reserve estimate included in the 2012 Technical Report. With the increased gold production, the start of supergene phase is scheduled for second half 2013 in the above schedule, whereas the 2012 Technical Report scheduled the start of supergene phase in early Q2 2013.
(2)	Includes additional pyrite sand material exposed at the base of oxides.
(3)	Includes Harena sulphides.
(4)	The mine plan for the purposes of reserves determination contemplates a period of co-processing supergene and primary ores, but BMSC has not made a final determination on the details of this approach. BMSC will continue to evaluate and will advise if and when the approach is adopted.

Operating review

Key operating information – Bisha Mine:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Ore mined, tonnes	425,000	500,000	900,000	849,000
Waste mined, tonnes(1)	1,647,000	1,658,500	3,572,000	3,484,700
Strip ratio (using BCMs)	4.5	4.0	4.8	4.9
Copper phase prestrip, tonnes	-	480,600	-	-
Tonnes milled	455,000	465,000	887,000	895,000
Gold grade (g/t)	2.75	6.93	3.43	6.76
Recovery, % of gold	80%	85%	79%	86%
Gold in doré, ounces produced	34,900	87,000	77,200	169,000
Gold ounces sold	36,200	87,500	77,700	170,600
Gold price realized per ounce	$1,374	$1,599	$1,490	$1,654
Cash cost per ounce sold(2)	$692	$253	$623	$265
(1)	All waste tonnes mined reflect updated rock density estimates.
(2)	Cash cost per ounce sold includes royalties and is a non-GAAP measure; see page 11 for more information.

The Bisha Mine has in July 2013 exceeded 12 million man-hours without a lost time injury.

Over half the ore mined for the three and six months ended June 30, 2013, came from the Harena satellite deposit, which was at much lower grade than the Bisha Main deposit, therefore accounting for the drop in feed grade from Q2 2012 of 6.93 g/t to 2.75 g/t in Q2 2013 and 6.76 g/t in H1 2012, compared to 3.43 g/t in H1 2013.  The strip ratio was expected to be higher in the three and six month periods ended June 30, 2013, as compared to the same periods in 2012, as the plan was to move more waste in 2013 than was actually achieved.

The lower than planned waste mined resulted from a combination of the lack of equipment availability and delayed equipment deliveries, which negatively impacted the mining schedule, coupled with some subgrade mineralised waste being reclassified as ore as it was used to blend with the high grade Bisha acid ores.  A realistic plan is in place to increase waste rock movement over the next twelve months to avoid impact to the long-term mine plan.

Gold recoveries of 80% and 79%, for the three month and six months ended June 30, 2013, respectively, which were less than experienced in the comparative periods from 2012, were as expected and the decreases from the prior year are attributable to changes in ore mineralogy.

The reduction in ounces sold in the three and six months ended June 30, 2013, from ounces sold in the comparative periods from the prior year results predominantly from lower grades and mill recoveries.

The increase in cash cost per ounce sold in the three and six months ended June 30, 2013, compared to the same periods in 2012 is primarily attributable to a reduction in gold ounces sold and the accompanying increase in mining and milling costs per ounce produced, which was in accordance with management’s expectations.  Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see page 11 for more information.

Copper phase development

The Company continued work on copper phase development activities during Q2 2013, completing construction and commencing commissioning activities and expending $7,818 on the copper phase during the period.  Total capital for the copper phase expansion was budgeted to be approximately $125,000, including the copper plant, port facilities and concentrate container transport, and handling equipment.  As at June 30, 2013, $105,600 had been spent, ordered or arranged and ore had been introduced into the flotation circuit as part of the commissioning activities.

Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below.

	2013 2nd	2013 1st	2012 4th	2012 3rd
Revenues	$54,785	$71,130	$98,944	$169,992
Operating income	20,049	37,779	59,893	125,482
Net income for the period	10,305	19,503	35,432	75,636

Net income attributable to Nevsun shareholders	5,274	10,625	20,245	44,211
Earnings per share attributable to Nevsun shareholders – basic(1)	0.03	0.05	0.10	0.22
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.03	0.05	0.10	0.22

	2012 2nd	2012 1st	2011 4th	2011 3rd
Revenues	$147,713	$149,390	$170,868	$186,502
Operating income	109,671	110,628	129,254	146,944
Net income for the period	66,865	68,763	78,336	89,200

Net income attributable to shareholders	39,568	41,238	46,652	53,323
Earnings per share attributable to Nevsun shareholders – basic(1)	0.19	0.21	0.23	0.27
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.19	0.20	0.23	0.27
(1)	Total earnings per share attributable to Nevsun shareholders for the four quarters of 2012 when added together do not agree to the annual figures due to rounding differences.

Results of operations –Three months ended June 30, 2013 review

The following variances result when comparing operations for the three months ended June 30, 2013, with the same period of the prior year (in US $000s, except per ounce data):

Revenues:  The Company’s Q2 2013 revenues of $54,785 (Q2 2012 – $147,713) are comprised of gold sales of $49,793 (Q2 2012 - $139,895) and silver by-product sales of $4,992 (Q2 2012 – $7,818).  Revenues included sales of 36,200 ounces of gold (Q2 2012 – 87,500 ounces) at an average realized price of $1,374 per ounce (Q2 2012 – $1,599 per ounce).  By-product revenues for Q2 2013 included sales of 229,300 ounces of silver (Q2 2012 – 273,700 ounces) at an average realized price of $22 per ounce (Q2 2012 – $29 per ounce).  Lower Q2 2013 gold and silver by-product revenues, compared to Q2 2012, were a result of lower average selling prices realized and fewer ounces produced and sold.

Operating expenses:  The Company recorded operating expenses for Q2 2013 of $27,231 (Q2 2012 – $22,879).  The increase from the comparative period results from higher costs of plant and equipment maintenance, mill consumables, and labour.

Royalties:  The Company incurs a 5% precious metals royalty on its gold and silver doré sales.  In Q2 2013 royalty expenses of $2,856 (Q2 2012 – $7,418) were recorded.  In Q2 2013 the Company sold fewer gold and silver ounces and lower realized selling price per ounce than in the same quarter in the prior year, resulting in lower royalties than in Q2 2012.

Depreciation and depletion:  In Q2 2013 depreciation and depletion of $4,649 (Q2 2012 – $7,745) was recorded. Depreciation is primarily calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation.  The lower mine production volumes in Q2 2013 account for the decrease in depreciation and depletion in Q2 2013 from Q2 2012.

Administrative:  Administrative costs in Q2 2013 were $2,984, up from $1,475 in Q2 2012.  Business development expenses increased $908 from Q2 2012 to Q2 2013.  The increase in expenses reflects the Company’s expanded efforts to identify and evaluate and conduct due diligence on potential acquisitions.  Share-based payments expense was $159 in Q2 2013 compared to a credit of $108 in Q2 2012.  In Q2 2013, share-based payments included a non-cash credit of $438, compared to a credit of $245 in Q2 2012, to the share appreciation rights liability related to a decrease in the Company’s stock price.  Also contributing to the increase in share-based payments is a non-cash charge of $597, compared to $137 for Q2 2012, related to the timing of issuance and vesting of options.  Corporate salaries and employee benefits rose from $494 in Q2 2012 to $1,040 in Q2 2013, reflecting the addition of four new senior executives, recruitment fees and increases in salaries and wages.  Other administrative expenses decreased $212 from $1,007 in Q2 2012 to $795 in Q2 2013, reflecting decreases in accounting, audit, legal and investor relations costs.

Finance income: Finance income in Q2 2013 of $825 and of $1,088 in Q2 2012 is primarily attributable to interest on due from non-controlling interest.  The decrease in finance income from Q2 2012 to Q2 2013 reflects the decrease in the receivable from which the interest accrues.

Finance costs:  Finance costs in Q2 2013 of $204 and Q2 2012 of $153 are entirely attributable to accretion on the provision for closure and reclamation.

Income taxes:  Income tax expense for Q2 2013 of $7,381 (Q2 2012 – $42,266) is comprised of current income tax expense of $2,504 (Q2 2012 – $38,668) related to the BMSC mining operations and deferred income tax expense of $4,877 (Q2 2012 – $3,598).  The decrease in current income taxes from the prior year is a result of the lower income for the period, which in turn resulted from the decrease in gold ounces sold and a lower realized price per ounce.

Net income:  Net income for Q2 2013 was $10,305 (Q2 2012 – $66,865) of which $5,031 (Q2 2012 – $27,297) is attributable to non-controlling interest and $5,274 (Q2 2012 – $39,568) is attributable to Nevsun shareholders.

Results of operations – Six months ended June 30, 2013 review

The following variances result when comparing operations for the six month period ended June 30, 2013 with the same period of the prior year (in US $000s, except per ounce data):

Revenues:  The Company’s revenues for the six month period ended June 30, 2013, of $125,915 (six months ended June 30, 2012 – $297,103) included sales of 77,700 ounces of gold (six months ended June 30, 2012 – 170,600 ounces) at an average realized price of $1,490 per ounce (six months ended June 30, 2012 – $1,654 per ounce). By-product revenues for H1 2013 included sales of 409,100 ounces of silver (H1 2012 – 489,300 ounces) at an average realized price of $25 per ounce (H1 2012 – $30 per ounce).  Lower H1 2013 gold and silver by-product revenues, compared to H1 2012, were a result of lower average selling prices realized and fewer ounces produced and sold.

Operating expenses:  The Company recorded operating expenses for the six month period ended June 30, 2013 of $52,367 (six months ended June 30, 2012 – $46,006).  In H1 2012, the Company deferred $4,295 in mine stripping costs related to exposing supergene ore for the copper phase.  No such amounts were deferred in H1 2013.  Other significant changes in operating expenses when comparing H1 2013 to H1 2012 include an increase in operating salaries and benefits of $4,428, an increase in mining and plant maintenance of $1,222, a decrease in plant grinding media of $944, and an increase in plant reagents and other consumables of $2,160.

Royalties:  In the first half of 2013 royalty expenses of $6,467 (six months ended June 30, 2012 – $14,780) were recorded on gold and silver sales. The decrease in royalties is attributable to the fewer ounces sold when compared with H1 2012 and to a lower realized price per ounce in H1 2013 compared to the same period in 2012.

Depreciation and depletion:  In the six months ended June 30, 2013 depreciation and depletion of $9,253 (six months ended June 30, 2012 – $16,018) was recorded.

Administrative:  Administrative costs for the six months ended June 30, 2013, were $6,001, up from $1,896 in the six months ended June 30, 2012.  Business development expenses increased $1,017 from $160 in H1 2012 to $1,177 in H1 2013.  The increase in business development expenses reflects the Company’s expanded efforts to identify and evaluate and conduct due diligence on potential acquisitions.  Share-based payments expense was $948 in H1 2013, compared to a credit of $1,147 in H1 2012.  In H1 2013, share-based payments included a non-cash credit of $357, compared to a credit of $1,607 in H1 2012 to the share appreciation rights liability related to a decrease in the Company’s stock price.  Also contributing to the increase in share-based payments was a non-cash charge of $1,305, compared to $460 for H1 2012, related to the timing of issuance and vesting of options.  Corporate salaries and employee benefits rose from $1,036 in H1 2012 to $2,121 in H1 2013, reflecting the addition of four new senior executives, recruitment fees and increases in salaries and wages.  Other administrative expenses decreased $92 from $1,847 in H1 2012 to $1,755 in H1 2013.

Finance income: Finance income in Q2 2013 of $825 and of $1,645 in Q2 2012 is primarily attributable to interest on due from non-controlling interest.  The decrease in finance income from Q2 2012 to Q2 2013 reflects the decrease in the receivable from which the interest accrues.

Finance costs:  Finance costs for the six months ended June 30, 2013 and 2012 were entirely attributable to accretion on provision for closure and reclamation and were $408 and $306, respectively.

Income taxes:  Income tax expense for the six months ended June 30, 2013 of $23,256 (six months ended June 30, 2012 – $84,674) was comprised of current income tax expense of $12,671 (six months ended June 30, 2012 – $88,223) related to the BMSC mining operations and deferred income tax expense of $10,585 (six months ended June 30, 2012 – credit of $3,549).

Net income:  Net income for the six month period ended June 30, 2013 was $29,808 (six months ended June 30, 2012 – $135,628), of which $13,909 (six months ended June 30, 2012 – $54,822) is attributable to non-controlling interest and $15,899 (six months ended June 30, 2012 – $80,806) is attributable to Nevsun shareholders.

Liquidity and capital resources

Working capital, including cash and cash equivalents, was $383,592. The Company’s cash and cash equivalents at June 30, 2013, was $342,828 (December 31, 2012 – $396,404).  The Company believes that its cash and cash equivalents, along with ongoing cash flows, will be sufficient to meet its operating and development cash requirements.

During Q2 2013, cash generated in operating activities was $25,133 (Q2 2012 – $106,325).  In Q2 2013, the Company paid $12,500 (Q2 2012 – $25,117) in income taxes in Eritrea.

The Company used $17,473 in investing activities in Q2 2013 (Q2 2012 – $20,133).  The Company spent $3,422 on sustaining and expansion capital in Q2 2013, compared to $2,818 in Q2 2012.  Expenditures on property, plant and equipment related to the copper phase in Q2 2013 were $7,818 compared to $15,705 in Q2 2012.  The Company also spent $5,741 on exploration and evaluation work during Q2 2013 compared to $1,591 in Q2 2012.

The Company used $nil in its financing activities in Q2 2013 (Q2 2012 – generated $3,765).  In Q2 2012, the Company received a partial payment of $22,798 and related interest of $98 on the amount due from non-controlling interest.  No such proceeds were received in Q2 2013.  In Q2 2012, the Company distributed $16,000 to non-controlling interest.  No amounts were distributed to non-controlling interest in Q2 2013.

For the six months ended June 30, 2013, cash generated from operating activates was $2,188, compared to $67,171 generated in the comparative period in the prior year.  The Company paid $56,984 in income taxes in the six months ended June 30, 2013 (six months ended June 30, 2012 – $139,549).

The Company used $45,895 in its investing activities in the six months ended June 30, 2013 (six months ended June 30, 2012 – used $36,850).  In the six months ended June 30, 2013, the Company spent $24,483 on the copper phase expansion, $11,128 on sustaining and expansion capital expenditures, and $9,638 on exploration expenditures (six months ended June 30, 2012 - $26,664, $6,795, and $2,250 respectively).

The Company used $9,869 in its investing activities in the six month period ended June 30, 2013 and used $8,553 in the same period in the prior year.  During the six month period ended June 30, 2013, the Company paid dividends to shareholders of $9,949 (six month period ended June 30, 2012 – $10,013).  In the six months ended June 30, 2012, the Company also distributed $26,000 to non-controlling interest and received payments from non-controlling interest, as partial payment on the sale of 30% of the Bisha Mine, of $29,568 and related interest of $328.

Commitments and contractual obligations

As of June 30, 2013, the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$22,888	$22,888	$-	$-	$-
Mine closure and restoration	29,600	449	884	399	27,868
Minimum operating lease payments	4,348	4,348	-	-	-
Total contractual obligations	$56,836	$27,685	$884	$399	$27,868

The Company also has a letter of credit to cover remediation liabilities of Bisha to $15,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and restoration following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.  Based on the specialist’s conclusions, the undiscounted amounts of the estimated obligations for restoration and closure of the operations, adjusted for estimated inflation of 3%, are approximately $29,600.  While the Company has recorded the fair value for the mine closure and restoration obligation using a pre-tax discount rate of 4.84%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment.  Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-Balance Sheet arrangements

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions).  The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012.  Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class.  By order of court, the two cases have been consolidated, and a consolidated awmended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends,” allegedly in violation of a disclosure duty under US Regulation S-K, and the departure of certain senior executives at the Bisha Mine.  On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion was completed on November 7, 2012, and the Company is awaiting a ruling from the court.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the US Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.  The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.  It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions.  The Company believes the allegations are without merit and will vigorously defend itself in these actions.

Outstanding share data

As of August 6, 2013, the Company had 199,307,815 shares and 10,212,500 options issued and outstanding.

Non-GAAP measure

Cash cost is a non-GAAP (Generally Accepted Accounting Principles) performance measure which does not have any standardized meaning within International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other companies.  Cash costs include all costs absorbed into inventory, as well as royalties and are decreased by-product credits, but exclude depreciation and depletion, share-based payments, reclamation, and exploration costs, as well as capital expenditures.  Total cash costs are divided by ounces of gold sold to arrive at per ounce cash costs.  It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Cash cost per ounce sold:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Costs of sales	$34,736	$38,042	$68,087	$76,804
Less: silver by-product sales	(4,992)	(7,818)	(10,133)	(14,946)
Less non-cash items:
Depreciation and depletion	(4,649)	(7,745)	(9,253)	(16,018)
Share-based payments expense	(54)	(342)	(275)	(679)
Cash operating costs	$25,041	$22,137	$48,426	$45,161
Gold ounces sold during operating period	36,200	87,500	77,700	170,600
Cash cost per ounce sold	$692	$253	$623	$265

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2012, dated March 20, 2013, which is available on SEDAR at www.sedar.com.

Proposed transactions

The Company continually reviews opportunities for growth including potential acquisitions, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2012 annual consolidated financial statements, respectively.

In preparing the condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively.  For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com.

Internal control over financial reporting

The Company’s management, with the participation of the Company’s Chief Executive Officer, who is currently also acting in the capacity of Chief Financial Officer, and the VP of Finance, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption

The following accounting standards were adopted by the Company on January 1, 2013:

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (IFRS 10), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (IFRS 12) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.  IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Given the nature of the Company’s interest in other entities, the adoption of IFRS 10 and IFRS 12 did not have an impact on the Company’s consolidated financial statements and disclosures.

Fair value measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures.  IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The adoption of IFRS 13 did not have an impact on the Company’s consolidated financial statements or disclosures.

The following standard that may be relevant to the Company has been introduced or revised by the IASB:

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (IAS 39) in its entirety with IFRS 9 – Financial Instruments (IFRS 9) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A and in the June 30, 2013, condensed consolidated interim financial statements, there were no material transactions with related parties during the three month and six months ended June 30, 2013 and 2012.

Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. A list of some of the risks the Company faces are included in the section titled “Risk Factors” in the Company’s Annual Information Form and 2012 annual MD&A, dated March 20, 2013.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the foregoing risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT, which was previously the American Stock Exchange.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which   the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.